SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                 Amendment No. 2
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               ----------------------

                 MERIDIAN HEALTHCARE GROWTH & INCOME FUND, L.P.
                            (Name of Subject Company)

     MP INCOME FUND 12, LLC; MP INCOME FUND 16, LLC; MP INCOME FUND 17, LLC;
     MP INCOME FUND 18, LLC; MP INCOME FUND 19, LLC; MP INCOME FUND 20, LLC;
    MPF INCOME FUND 21, LLC; MPF INCOME FUND 22, LLC; MP VALUE FUND 5, LLC;
 MP VALUE FUND 6, LLC; MP VALUE FUND 7, LLC; MP VALUE FUND 8, LLC; MPF FLAGSHIP FUND 9, LLC; MPF FLAGSHIP FUND 10, LLC; MACKENZIE PATTERSON SPECIAL FUND 4, LLC;
      MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MACKENZIE PATTERSON SPECIAL
  FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MPF SPECIAL FUND 8, LLC; MP FALCON FUND, LLC; MP FALCON
GROWTH FUND, LLC; MP FALCON GROWTH FUND 2, LLC; MACKENZIE SPECIFIED INCOME FUND; ACCELERATED HIGH YIELD INCOME FUND I, LTD., L.P.; ACCELERATED HIGH YIELD INCOME FUND II, LTD., L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD., L.P.;
 ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD., L.P.; MPF DEWAAY FUND 2, LLC; MPF DEWAAY FUND 3, LLC; MPF DEWAAY FUND 4, LLC; MPF DEWAAY PREMIER FUND, LLC;
        MPF DEWAAY PREMIER FUND 2, LLC; REAL ESTATE SECURITIES FUND 83;
    MPF-NY 2005, LLC; MORAGA GOLD, LLC; MPF ACQUISITION CO 3, LLC; MACKENZIE
             PATTERSON FULLER, INC.; AND EVEREST INVESTORS 12, LLC
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)

                             ----------------------
                                                Copy to:
Christine Simpson                               Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.                MacKenzie Patterson Fuller, Inc.
1640 School Street                              1640 School Street
Moraga, California  94556                       Moraga, California  94556
(925) 631-9100 ext.224                          (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                            Amount of
         Valuation*                                             Filing Fee

         $32,317,553.00                                         $3,803.78

 * For purposes of calculating the filing fee only. Assumes the purchase of 1,405,111 Units at a purchase price equal to $23 per Unit in cash (Purchasers will not purchase Units already owned).

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $3,803.78
         Form or Registration Number: SC TO-T
         Filing Party: MacKenzie Patterson Fuller, Inc.
         Date Filed: July 22, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

The Schedule TO filed as of July 22, 2005 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                         FINAL AMENDMENT TO TENDER OFFER

     This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MP INCOME FUND 12, LLC; MP INCOME FUND 16, LLC; MP INCOME FUND 17, LLC; MP INCOME FUND 18, LLC; MP INCOME FUND 19, LLC; MP INCOME FUND 20, LLC; MPF INCOME FUND 21, LLC; MPF INCOME FUND 22, LLC; MP VALUE FUND 5, LLC; MP VALUE FUND 6, LLC; MP VALUE FUND 7, LLC; MP VALUE FUND 8, LLC; MPF FLAGSHIP FUND 9, LLC; MPF FLAGSHIP FUND 10, LLC; MACKENZIE PATTERSON SPECIAL FUND 4, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MPF SPECIAL FUND 8, LLC; MP FALCON FUND, LLC; MP FALCON GROWTH FUND, LLC; MP FALCON GROWTH FUND 2, LLC; MACKENZIE SPECIFIED INCOME FUND; ACCELERATED HIGH YIELD INCOME FUND I, LTD., L.P.; ACCELERATED HIGH YIELD INCOME FUND II, LTD., L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD., L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD., L.P.; MPF DEWAAY FUND 2, LLC; MPF DEWAAY FUND 3, LLC; MPF DEWAAY FUND 4, LLC; MPF DEWAAY PREMIER FUND, LLC; MPF DEWAAY PREMIER FUND 2, LLC; REAL ESTATE SECURITIES FUND 83; MPF-NY 2005, LLC; MORAGA GOLD, LLC; MPF ACQUISITION CO 3, LLC; MACKENZIE PATTERSON FULLER, INC.; AND EVEREST INVESTORS 12, LLC (collectively the "Purchasers") to purchase up to 1,540,000 Units of limited partnership interest (the "Units") in Meridian Healthcare Growth & Income Fund, L.P. (the "Partnership"), the subject company, at a purchase price equal to $23 per Unit, less the amount of any distributions declared or made with respect to the Units between July 22, 2005 (the "Offer Date") and August 26, 2005 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 22, 2005 (the "Offer to Purchase"). The Offer resulted in the tender by Unit holders of a total of 118,738 Units, none of which were accepted by the Purchasers because the Partnership obtained consent of a majority of the limited partners for the sale of the Partnership's properties, the failure of which was a condition to the Purchasers' obligation to purchase the Units. Thus, the Purchasers own no more Units as a result of the Offer.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 08, 2005

MP INCOME FUND 12, LLC; MP INCOME FUND 16, LLC; MP INCOME FUND 17, LLC; MP INCOME FUND 18, LLC; MP INCOME FUND 19, LLC; MP INCOME FUND 20, LLC; MPF INCOME FUND 21, LLC; MPF INCOME FUND 22, LLC; MP VALUE FUND 5, LLC; MP VALUE FUND 6, LLC; MP VALUE FUND 7, LLC; MP VALUE FUND 8, LLC; MPF FLAGSHIP FUND 9, LLC; MPF FLAGSHIP FUND 10, LLC; MACKENZIE PATTERSON SPECIAL FUND 4, LLC; MACKENZIE
PATTERSON SPECIAL FUND 5, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MPF SPECIAL FUND 8, LLC; MP FALCON FUND, LLC; MP FALCON GROWTH FUND, LLC; MP FALCON GROWTH FUND 2, LLC; MACKENZIE SPECIFIED INCOME FUND; ACCELERATED HIGH YIELD INCOME FUND I, LTD., L.P.; ACCELERATED HIGH YIELD INCOME FUND II, LTD., L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD., L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD., L.P.; MPF DEWAAY FUND 2, LLC; MPF DEWAAY FUND 3, LLC; MPF DEWAAY FUND 4, LLC; MPF DEWAAY PREMIER FUND, LLC; MPF DEWAAY PREMIER FUND 2, LLC; REAL ESTATE SECURITIES FUND 83; MPF-NY 2005, LLC; MORAGA GOLD, LLC; MPF ACQUISITION CO 3, LLC; MACKENZIE PATTERSON FULLER, INC.; AND EVEREST INVESTORS 12, LLC

By:      /s/ Chip Patterson
         ---------------------------------
         Chip Patterson, Vice President of Manager or
         General Partner of each filing person

EVEREST INVESTORS 12, LLC
By: EVEREST PROPERTIES II, LLC, Manager

By: /s/ DAVID I. LESSER
---------------------------------
David I. Lesser
Executive Vice President